SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 26, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

Enclosure:	Partner Communications Reports Results of the Extraordinary General Meeting of Shareholders

PARTNER COMMUNICATIONS REPORTS
RESULTS OF EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS

Rosh Ha’ayin, Israel, October 26, 2009 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announced today the results of the Extraordinary General Meeting of Shareholders (the “Meeting’), that was held on October 22, 2009 at Partner’s offices in Rosh Ha’ayin, Israel.

At the Meeting, all the proposals set forth in Partner’s proxy statement dated September 16, 2009 (the “Proxy Statement”) sent in connection with the Meeting, were approved by the required majorities. The proposals were as follows:

(i)	to approve the appointment of Mr. Barry Ben-Zeev (Woolfson) as a new external director (Dahatz) and to approve his remuneration, indemnification and insurance;

(ii)	to conditionally approve a “Run-Off” insurance policy for directors and other office holders f the Company;

(iii)	to conditionally approve a registration rights agreement (to be entered into at a later date) by and between the Company and Scailex Corporation Ltd.;

(iv)	to approve the grant of Indemnification Letters to directors of the Company;

(v)	to conditionally approve a new “D&O” insurance policy (to be entered into at a later date); and

(vi)	to amend certain provisions of our Articles of Association.

For further information concerning the proposals, please refer to the Proxy Statement.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli provider of telecommunications operator (cellular, fixed-line telephony and Internet Services Provider) under the orange™ brand. The Company provides mobile communications services to 2.944 million subscribers in Israel (as of June 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Israel, and operates mobile telecommunications services in Thailand, Sri Lanka, Vietnam and Indonesia. It was the first provider of 3G mobile services in Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr.Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V. P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: October 26, 2009